

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2020

David Lovatt
President and Chief Executive Officer
Torque Lifestyle Brands, Inc.
1732 1st Avenue #25955
New York, New York 10128

> **Re: Torque Lifestyle Brands, Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 22, 2020**
> **File No. 024-11350**

Dear Mr. Lovatt:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed October 22, 2020

Cover Page

1. Please update your cover page to include a cross-reference to the "Securities Being Offered" section. Refer to Item 1(d) of Form 1-A.

Dilution, page 11

2. The table labeled "$0.05 Per Share Offering Price" appears to indicate that you may be offering up to 160 million shares of common stock. However, the disclosure elsewhere in your offering statement indicates that you are only offering up to 16 million shares. Please reconcile your disclosure.

Forum Selection Provision, page 25

3.   We note your disclosure that Section 6 of your subscription agreement provides that the State of New York is the exclusive forum for all actions and proceedings relating to the subscription agreement, other than actions arising under federal securities laws. However, the governing law provision in the subscription agreement filed as an exhibit to your offering statement provides that while New York law governs the subscription agreement, the federal and state courts of the State of California are the exclusive forum for all actions and proceedings relating to the subscription agreement. Please update your disclosure accordingly or advise.

      Please also update your disclosure here to briefly discuss the jury trial waiver provision in the subscription agreement and whether the exclusive forum and jury trial waiver provisions apply to claims other than in connection with this offering.

Securities Being Offered, page 25

4.   We note your disclosure here and elsewhere in the body of your document indicating that you had 149,449,998 shares of common stock outstanding as of September 30, 2020. However, (i) the disclosure in Part 1, Item 1 of your offering statement and on page F-12 of your financial statements indicates that you have 373,625 shares of common stock outstanding and (ii) the disclosure in Part 1, Item 4 of your offering statement indicates that you have 373,942 shares of common stock outstanding. Please reconcile your disclosure or advise.

      We further note that your disclosure here and in "Security Ownership of Management and Certain Shareholders" indicates that you would have up to 549,449,998 shares of common stock outstanding if your outstanding shares of preferred stock are converted to common. However, your Certificate of Amendment filed as Exhibit 3.1 indicates that your articles of incorporation only authorize 500,000,000 shares of common stock. Please update your disclosure or advise.

Consolidated Financial Statements, page F-1

5.   Please label your statements of operations and comprehensive loss and stockholders' equity "for the years ended" June 30, 2020 and 2019 to clarify.

6.   Please label the interim financial statements to clarify the duration of the periods ending September 30. It appears you provided financial statements for the twelve months ended September 30. If you choose to provide interim financial statements, the statements of operations, stockholders' equity and cash flows should be for the period since the fiscal year-end, e.g. for the three months ending September 30, 2020 and 2019. Refer to (b)(5) of Part F/S of Form 1-A. Note it appears interim financial statements may not be required yet pursuant to section (b)(3) of Part F/S. Please remove or revise accordingly.

Exhibits

7.   Please file all amendments to your articles of incorporation as exhibits to your offering statement. Please see Item 17.2. of Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Anthony Michael Panek